SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation off letter to the Comisión Nacional de Valores (Argentine Securities Commission or CNV) dated May 22, 2013

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, May 22, 2013

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Telecom Argentina S.A. reports Relevant Event in Compliance with Section 11, subsection b.1) of Chapter I, and sections 2 and 3, subsection 22) of Chapter XXI of the Rules of the Comisión Nacional de Valores (CNV)

I am writing you as Chairman of Telecom Argentina S.A (“Telecom Argentina” or the “Company”), in compliance with Section 11, subsection b.1) of Chapter I and Sections 2 and 3, subsection 22 of Chapter XXI of CNV Rules, to inform you that the Board of Directors of the Company in the meeting held on May 22, 2013 has established the terms and conditions for the acquisition of its own shares in pesos up to an aggregate P$ 1,200 million under the provisions of Section 64 of the Capital Markets Law 26,831 and the rules of the CNV.

The decision of the Board of Directors has been adopted within the framework of the resolution taken in the General Ordinary Shareholders´ Meeting of April 23, 2013 adjourned to May 21, 2013, where in this second part of the meeting the allocation of Retained Earnings as of December 31, 2012 was approved. This resolution determined the constitution of a “Voluntary Reserve for Future Capital Operations” of P$ 1,200 million, where the Board of Directors was authorized to determine the total or partial allocation of the Voluntary Reserve for Future Capital Operations for the specific purpose it is created, allowing the Board of Directors to perform Capital Operations in the amount it is deemed appropriate, and to approve the methodology and the terms and conditions of such Capital Operations.

The decision to perform Capital Operations has been adopted considering the international macroeconomic context that from time to time produces significant fluctuations in the capital markets, both locally and internationally, creating distortions between the Company´s share prices and its results, as well as in comparison with the market valuation of its telecommunication peers in the region.

In order to avoid significant damages that the Company and its shareholders might suffer from the fluctuations and the imbalances between the Company´s share prices and its solvency, the Board of Directors proposed the constitution of the already mentioned Voluntary Reserve, with the purpose to allocate liquid and realized profits to the purchase of own shares in order to support to the Company and its shareholders when facing the impact of the constant changes in the international macroeconomic context. The Shareholders´ Meeting has validated this criterion to approve the creation of the mentioned Reserve.

Using the powers granted by the Shareholders´ Meeting and considering the Audit and Supervisory Committees opinions considered in Section 64, Law 26,831, the Board of Directors has approved the procedure for the acquisition of shares issued by the Company in Pesos, subject to the following terms and conditions:

A.	Maximum amount of the repurchase: up to P$ 1,200 million.

B.	Maximum number of shares to be acquired: ordinary Class B shares with a nominal value of P$ 1 (one Peso) each and entitled to 1 (one) vote per share, which amount in the aggregate may not exceed the limitation of the 10% of the capital stock of the Company.

C.	Daily limitation for operations in the market: up to 25% of the daily average volume traded of the shares during the last 90 business days, jointly in the markets where the Company is listed, according to the applicable regulation.

D.	Payable price per share: between P$ 1 per Share and up to P$ 32.50 per Share, to be paid in Pesos in Argentina. The maximum price may be modified by the Board of Directors, if proposed by the Chief Executive Officer and prior notice will be given to the CNV and to the market in general.

E.	Term for the acquisition: since the third business day after the date of publication of the relevant information in the daily Bulletin of the Buenos Aires Stock Exchange up to April, 30, 2014 subject to any extension notice of which will be duly given to the public in such Bulletin.

F.	Sources of funds: the funds for the purchase of the shares will come from liquid and realized profits registered in the financial statements of fiscal year ended December, 31, 2012, approved by the General Ordinary Shareholders´ Meeting on April 23, 2013 adjourned to May 21, 2013. In this second part of the meeting, it was decided the constitution of a ‘Voluntary Reserve for Future Capital Operations’. Therefore, the acquisition price per share would be paid with the voluntary reserves. Moreover, in such resolution it is stated, that the Company has the sufficient liquidity to accomplish the acquisitions, and according to its balance sheet, cash, assets, liabilities, short and long term payables and solvency levels, neither the operations nor the solvency of the Company will be affected.

G.	Internal communication: in compliance with the CNV rules, it would be informed to its Directors, Senior Management, and members of the Supervisory Committee that, as long a decision of the Company to acquire its own shares is in force no sale of shares of the Company owned or directly or indirectly administrated by them can be performed.

H.	Outstanding Shares: As of December 31, 2012, Telecom Argentina had outstanding 502,034,299 Class “A” shares, 481,975,958 Class “B” Shares and 370,721 Class “C” Shares.

I.	Information regarding the acquisition of own shares: The Company will request CNV authorization to give notice concerning the acquisition of its own shares on the first business day of each week and on a weekly basis, providing daily details, the total and cumulative amount and value of the acquisitions and prices of its own shares liquidated during and as of the previous week, according to Chapter XXI, section 3, subsection 23 of the rules.

The Audit and the Supervisory Committees in their respective opinions have concluded that as far as their competence are concerned there are no comments regarding the terms and conditions of the operation.

Today the terms and conditions for the acquisitions of the Company shares will be submitted to the Buenos Aires Stock Exchange (“BASE”), requesting its immediate publication on the daily BASE bulletin.

Yours sincerely,

Enrique Garrido

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 22, 2013	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman